Exhibit 5

Contact Information:

Korean Media & Shareholders:                    U.S. Media & Shareholders:
Mr. Joo Young Kim, Esq.                         Dan Gagnier/Renee Soto
Hannuri Law Offices                             Citigate Sard Verbinnen
(82) 2-537-9506                                 212-687-8080


                  GRAVITY SHAREHOLDERS PREVAIL IN PETITION FOR
                          ACCESS TO FINANCIAL DOCUMENTS

New York, New York and Seoul, Korea - July 19, 2006 - The Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") today announced that the Seoul Central District Court (the "Court") has granted the Committee's petition to inspect the financial documents of Gravity Co., Ltd. ("Gravity") (Nasdaq: GRVY). The Committee intends to commence its inspection of the documents immediately.

Mr. Joo Young Kim of Hannuri Partners, the Committee's legal counsel in Korea, stated on behalf of the Committee, "We are pleased that the Court has affirmed our rights as minority shareholders under Korean law and granted our request to inspect Gravity's financial documents for any evidence of potential negligence or misconduct by the Gravity Board of Directors and management. The Committee remains committed to protecting the rights of Gravity's minority shareholders and maximizing shareholder value."

As previously disclosed, the Committee believes that Gravity's Board of Directors approved transactions that may have benefited Taizo Son and other entities affiliated with Taizo Son or SOFTBANK Corp., including GungHo Online Entertainment (JP: 3765), to the potential detriment of Gravity's minority shareholders. The Committee is prepared to take whatever steps are necessary to protect the interests of Gravity's minority shareholders, including pursuit of legal action against Gravity and its Board of Directors.

The Court did not grant the Committee's request for access to a subset of documents that it did not classify as financial documents. The Committee is considering taking additional legal action to obtain access to these documents.

On May 9, 2006, the Committee sought to exercise its members' rights as shareholders under Korean law to inspect Gravity's financial documents and requested copies of financial documents to conduct an investigation of certain related party transactions. Rather than honoring this request, Gravity refused to turn over the requested documents. As a result of Gravity's unwillingness to honor the rights of shareholders to inspect the requested documents, the Committee petitioned the Court on June 1, 2006 to mandate access to the documents (Case number 2006 kahap 1699).

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About The Gravity Committee for the Fair Treatment of Minority Shareholders
The Committee was formed in March 2006 by Moon Capital Management LP and Ramius Capital Group, L.L.C. to protect the rights of minority shareholders of Gravity and to maximize shareholder value.

About Ramius Capital Group, L.L.C.
Ramius Capital Group is a registered investment advisor that manages assets of approximately $7.4 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

About Moon Capital Management LP
Moon Capital Management LP, on behalf of its affiliated investment funds, manages more than $1 billion, investing primarily in equity securities in markets around the world. Headquartered in New York, Moon Capital also has offices in Singapore.